Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

May 21, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel Morris

Mara Ransom

Rufus Decker

Amy Geddes

Re: Paymentus Holdings, Inc.

Registration Statement on Form S-1

Registration File No. 333-255683

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Paymentus Holdings, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended, so that it will be declared effective at 4:00 PM, Eastern Time, on May 25, 2021, or at such later time as the Company or its outside counsel, Wilson Sonsini Goodrich & Rosati, P.C., may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as the Representatives, wish to advise you that there have been, or there will be, distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the securities as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as the Representatives, each confirm on behalf of ourselves and the other participating underwriters that we have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issuance.

[Signature pages follow]

Very truly yours,
GOLDMAN SACHS & CO. LLC J.P. Morgan Securities LLC BofA Securities, Inc. Citigroup Global Markets Inc. As representatives of the several underwriters
By:	GOLDMAN SACHS & CO. LLC
By:	/s/ Will Connolly

Name: Will Connolly

Title: Head of Technology Equity Capital Markets

By:	J.P. MORGAN SECURITIES LLC
By:	/s/ Ilana Foni

Name: Ilana Foni

Title: Vice President

By:	BOFA SECURITIES, INC.
By:	/s/ Michael Liloia

Name: Michael Liloia

Title: Director

By:	CITIGROUP GLOBAL MARKETS INC.
By:	/s/ Alexander Ivanov

Name: Alexander Ivanov

Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]